UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File No. 001-38612

ELECTRAMECCANICA VEHICLES CORP.

(Translation of registrant's name into English)

102 East 1st Avenue

Vancouver, British Columbia, V5T 1A4, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Item 1.01 Entry into a Material Definitive Agreement.

On November 7, 2018, Electrameccanica Vehicles Corp., a British Columbia corporation (the “Company”), entered into a Placement Agency Agreement (the “Placement Agency Agreement”) with The Benchmark Company, LLC and ThinkEquity, a division of Fordham Financial Management, Inc. (the “Placement Agents”) pursuant to which the Placement Agents shall serve as the placement agents for the Company, on a “reasonable best efforts” basis, in connection with the proposed placement (the “Placement”) of 4,250,000 common shares (the “Shares”) of the Company pursuant to a registered direct offering and 4,250,000 warrants (the “Warrants”) to purchase common shares of the Company pursuant to a private placement. The Warrant may not be exercised for the first six months after issuance and exercisable for five years thereafter at a per Warrant exercise price equal to $2.56.

On November 7, 2018, the Company entered into securities purchase agreements with accredited investors for the sale of the 4,250,000 Shares and the 4,250,000 Warrants in the Placement. The securities purchase agreements contain customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the purchasers and other obligations of the parties and termination provisions. The Placement is scheduled to close on November 9, 2018, subject to the satisfaction of customary closing conditions.

The Company expects to receive approximately $7.75 million in net proceeds, after the Placement Agent’s commission and reimbursements but before other expenses. The Company expects to use the net proceeds of the Placement for the design and development of its proposed two-seater sports car, the Tofino.

The Placement Agency Agreement is included as an exhibit to this Current Report on Form 6-K to provide investors and security holders with information regarding its terms. The representations, warranties and covenants contained in the Placement Agency Agreement were made only for purposes of such agreement and as of specific date, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

The foregoing description of the Placement Agency Agreement, the securities purchase agreements and the Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of the Placement Agency Agreement and form of securities purchase agreement and the form of the Warrant, which are filed as Exhibit 10.1, Exhibit 10.2 and Exhibit 4.1 hereto, respectively, and are incorporated herein by reference.

Item 8.01 Other Events.

On November 7, 2018, the Company issued a press release announcing the pricing of the Offering. A copy of the press release is attached as Exhibit 99.1 hereto.

On October 29, 2018, the Company issued a press release entitled “Electra Meccanica Announces Vehicle Pre-Orders Now Exceed 64,000 Units.” A copy of the press release is attached as Exhibit 99.2 hereto.

On October 25, 2018, the Company issued a press release entitled “Electra Meccanica Vehicles Corp. and Meriwether Group, LLC Announce Partnership to Expand Branding of New SOLO EV in the U.S.” A copy of the press release is attached as Exhibit 99.3 hereto.

On October 16, 2018, the Company issued a press release entitled “Electra Meccanica SOLO Successfully Completes Canadian Side-Crush Testing.” A copy of the press release is attached as Exhibit 99.4 hereto.

On October 3, 2018, the Company issued a press release entitled “Electra Meccanica Confirms Plans to Open Its First U.S. SOLO Dealership This Month in Los Angeles, California.” A copy of the press release is attached as Exhibit 99.5 hereto.

Item 9.01 Exhibits.

(d)	Exhibits

Exhibit No.	Exhibit
10.1	Placement Agency Agreement dated November 7, 2018 by and among Electrameccanica Vehicles Corp., The Benchmark Company, LLC and ThinkEquity, a division of Fordham Financial Management, Inc.
10.2	Form of Securities Purchase Agreement
4.1	Form of Warrant
99.1	Press Release, dated November 7, 2018
99.2	Press Release, dated October 29, 2018
99.3	Press Release, dated October 25, 2018
99.4	Press Release, dated October 16, 2018
99.5	Press Release, dated October 3, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRAMECCANICA VEHICLES CORP.

Date: November 9, 2018	By:	/s/ Kulwant Sandher
Name: Kulwant Sandher
Title: Chief Financial Officer